PRICING SUPPLEMENT	Filed pursuant to Rule 424(b)(5)

(To prospectus supplement dated January 5, 2006	Registration No. 333-121363

and prospectus dated January 3, 2006)

KfW, Frankfurt/ Main, Federal Republic of Germany

$10,000,000 COMMODITY LINKED NOTES DUE DECEMBER 13, 2009

CUSIP: 48245AAS0

ISIN: US 48245AAS06

Authorized Denomination:	Each note will have a principal amount of $1,000. Each note will be offered at an initial public offering price of $1,000.

Maturity Date:	December 13, 2009

Interest:	The notes will bear interest at a rate equal to 13% per annum, payable annually, unless the closing price of any one of the following seven commodities is equal to or less than that commodity’s barrier level on the relevant interest determination date: gold, WTI crude oil, zinc, aluminum, copper, nickel and lead (each, a “component commodity,” and collectively the “component commodities”), in which case the interest rate and, therefore, the interest payment for that interest period will be zero.

The barrier levels for gold, WTI crude oil, zinc, aluminum, copper, nickel and lead equal: $446.25, $43.72, $3,027.50, $1,856.40, $4,831.40, $23,135.00 and $1,143.80, respectively, the prices that are 70% of the initial component commodity price, of each component commodity as determined by the calculation agent.

If the closing price of any component commodity is equal to or less than its respective barrier level on any interest determination date, the interest rate for that interest period will be zero and you will not receive an interest payment on the corresponding interest payment date.

Interest Payment Dates:	December 13 of each year, beginning December 13, 2007

Final Redemption Price:	The notes are not redeemeable prior to the maturity date. On the maturity date, for each note that you hold, you will receive a cash payment equal to the principal amount of your note, plus any accrued but unpaid interest. The notes offer 100% principal protection at maturity.

No Listing:	The notes will not be listed on any securities exchange, the Nasdaq National Market or any electronic communications network.

     Investing in the Notes involves certain risks that are described in the “Risk Factors” section beginning on page PS-10 of this pricing supplement and in the prospectus supplement.

		Discounts and	Proceeds, Before
	Price to Public(1)	Commissions	Expenses to KfW

Per Note	100%	2.0%	98%
Total	$10,000,000	$200,000	$9,800,000

(1)	Plus accrued interest, if any, from the interest commencement date specified below, if the notes are delivered after that date.

     The Dealer expects to deliver the notes to investors on or about December 13, 2006.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

Wachovia Securities

December 1, 2006

ABOUT THIS PRICING SUPPLEMENT

      This pricing supplement supplements the prospectus supplement dated January 5, 2006 relating to KfW’s Medium-Term Note Program and the accompanying prospectus dated January 3, 2006 relating to KfW’s debt securities. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

      You should read this pricing supplement along with the prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. We have not authorized anyone else to provide you with different information. KfW and the dealers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the prospectus supplement and prospectus is current only as of this date, and information incorporated by reference is current only as of the date of such information.

SPECIFIC TERMS

Issuer: KfW

Aggregate Principal Amount: USD 10,000,000

Original Issue Date: December 13, 2006

Interest Commencement Date: December 13, 2006

Title of Securities: USD 10,000,000 Commodity Linked Notes due December 13, 2009

Interest Rate: As described below.

If, on each interest determination date, every component commodity closes at a price that is greater than that commodity’s barrier level, the annual coupon for the respective interest payment date will be 13%.

If, on each interest determination date, any reference commodity closes at a price that is equal to or less than that commodity’s barrier level, the annual coupon for the respective interest payment date will be 0%.

Maturity Date: December 13, 2009

Final Redemption Price: 100%

Type of Floating Rate Note: Indexed (commodity linked interest rate)

Interest Rate Basis/ Bases: The notes will bear interest at a rate of 13% per annum payable on each interest payment date, unless the closing price of any one of the component commodities is less than or equal to its respective barrier level on the relevant interest determination date, in which case the interest rate and, therefore, the interest payment amount for that interest reset period will be zero.

Interest Reset Period: annually

Interest Reset Date(s): December 13, 2007 and December 13, 2008

Interest Determination Date(s): The “interest determination date” means the fifth trading day prior to each interest payment date. However, if any such day occurs on a day that is a disrupted day with respect to a component commodity, then the interest determination date with respect to that component commodity will be postponed until the next succeeding trading day that is not a disrupted day with respect to the affected component commodity; provided that in no event will an interest determination date be postponed by more than ten trading days. If an interest determination date is postponed to the last possible day but that day is a disrupted day, that date will nevertheless be the interest determination date and the calculation agent will make any necessary determinations in its reasonable discretion. If an interest determination date is postponed, then the corresponding interest payment date will be postponed by an equal number of trading days.

Interest Calculation Date(s): The third Frankfurt business day immediately preceding the applicable interest payment date

Calculation Agent: Wachovia Bank, N.A.

Interest Payment Date(s): December 13 of each year subject to the Following Business Day Convention. If an interest determination date is postponed, then the corresponding interest payment date will be postponed by an equal number of trading days.

Redemption:     ☐ Yes          ☒ No

Repayment:      ☐ Yes          ☒ No

Specified Currency: U.S. dollars for all payments

Authorized Denomination: $1,000

Original Issue Discount Note (“OID”): ☐ Yes      ☒ No

Day Count Fraction: 30/360. With respect to each note, accrued interest is calculated by multiplying the principal amount of the note by the interest rate applicable and the day count fraction. For this purpose, “day count fraction” means, in respect of any period of time from and including the first day of such period but excluding the last day of such period (the “calculation period”), the number of days in the calculation period divided by 360, the number of days to be calculated on the basis of a year of 360 days with twelve 30-day months (unless (A) the last day of the calculation period is the 31st day of a month but the first day of the calculation period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (B) the last day of the calculation period is the last day of the month of February in which case the month of February shall not be considered to be lengthened to a 30-day month).

Business Day Convention (for Interest Payment Dates Other than the Maturity Date): Following Business Day Convention. If an interest payment date other than the maturity date would otherwise be a day that is not a business day, the required payment of interest will be made on the next succeeding business day and no additional interest will accrue in respect of the payment made on that next succeeding business day.

Other Terms of Notes:

      The initial component commodity price of gold, WTI crude oil, zinc, aluminum, copper, nickel and lead is equal to the closing price of each component commodity on November 29, 2006 ($637.50, $62.46, $4,325.00, $2,652.00, $6,902.00, $33,050.00 and $1,634.00, respectively).

      The “barrier levels” for gold, WTI crude oil, zinc, aluminum, copper, nickel and lead equal: $446.25, $43.72, $3,027.50, $1,856.40, $4,831.40, $23,135.00 and $1,143.80, respectively, the prices that are 70% of the initial component commodity price of each component commodity, as determined by the calculation agent.

      The “closing price” of each component commodity will be determined by reference to its official closing price or cash settlement price on the relevant exchange or market on the applicable interest determination date, as follows:

(i)	in the case of gold, the afternoon U.S. dollar fixing price per troy ounce of unallocated gold bullion for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery;

(ii)	in the case of WTI crude oil, the U.S. dollar settlement price per barrel of West Texas Intermediate light sweet crude oil on the New York Mercantile Exchange (the “NYMEX”) of the first nearby futures contract;

(iii)	in the case of zinc, the official U.S. dollar settlement price per ton of special high grade zinc on the London Metals Exchange (the “LME”) for cash delivery;

(iv)	in the case of aluminum, the official U.S. dollar settlement price per ton of high grade primary aluminum on the LME for cash delivery;

(v)	in the case of copper, the official U.S. dollar settlement price per ton of copper Grade A on the LME for cash delivery;

(vi)	in the case of nickel, the official U.S. dollar settlement price per ton of primary nickel on the LME for cash delivery; and

(vii)	in the case of lead, the official U.S. dollar settlement price per ton of standard lead on the LME for cash delivery.

      A “business day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorized or obligated by law, regulation or executive order to close.

      A “trading day” means any day on which each exchange is scheduled to be open for its respective regular trading sessions.

      A “disrupted day” means any trading day on which a market disruption event has occurred or is continuing with respect to any component commodity.

Adjustments to the Component Commodities:

      The component commodities and/or the method of determining the closing price for each component commodity may be adjusted from time to time by the calculation agent in its reasonable discretion, as follows:

•	In the event that an official closing price is not available for a component commodity for whatever reason, including any discontinuance of trading in the relevant contract by the NYMEX, the LME or the LBMA, then the calculation agent may, in its reasonable discretion, take such action, including adjustments to the component commodities upon which the annual interest rate of the notes will depend, or to the method of determining such closing price as it deems appropriate. By way of example, and without limitation, if a contract which serves as the basis for determining the closing price of a particular component commodity is discontinued by the exchange or market on which it traded, the calculation agent may, in its reasonable discretion, determine such closing price for that component commodity by reference to another contract for the component commodity traded on another exchange or market or to its bid for the component commodity for delivery on the interest determination date.

•	In the event that the terms of any contract used for determining the closing price of any component commodity are changed in a material respect by the commodity exchange upon which the contracts trade, the calculation agent may take such action, including adjustments to the component commodities upon which the annual interest rate will depend or to the method of determining the closing price of that component commodity, as it deems appropriate. Although we are not aware of any planned modification of the terms of any contract, no assurance can be given that such modifications will not occur prior to the stated maturity date.

      No adjustments will be made unless the calculation agent determines, in its reasonable discretion, that such adjustment is appropriate to maintain the validity of the closing price as an economic benchmark for the affected component commodity. Such adjustments, if any, may be made by the calculation agent at any time, or from time to time, on or prior to the maturity date.

Market Disruption Event:

      A “market disruption event” with respect to a component commodity, as determined by the calculation agent in its reasonable discretion, means the occurrence or existence of any of the following events:

•	the failure of the relevant exchange, market or price source to announce or publish the closing price for a component commodity or the temporary or permanent discontinuance or unavailability of the relevant exchange, market or price source;

•	the failure of trading to commence, or the permanent discontinuation of trading, in the relevant futures and forward contracts on the relevant exchange or market or the disappearance of, or of trading in, the relevant component commodity;

•	a material change in the formula for or the method of calculating the closing price for a component commodity;

•	a material change in the content, composition or constitution of a component commodity or relevant futures and forward contracts; or

•	a suspension, absence of, or material limitation imposed on trading in the futures and forwards contracts or the relevant component commodity on its respective exchange or in any additional futures contract, options contract or component commodity on any exchange or principal trading market as specified in the relevant agreement or confirmation;

or any other event, if the calculation agent determines in its reasonable discretion that the event materially interferes with KfW’s ability or the ability of any of its subsidiaries to unwind all or a material portion of a hedge with respect to the notes.

      For this purpose, an “absence of trading” in the primary exchange on which options or futures and forward contracts related to any component commodities are traded will not include any time when that exchange itself is closed for trading under ordinary circumstances.

      The following events will not constitute market disruption events:

•	A decision to permanently discontinue trading (without implementation of such decision) in the option or futures contract relating to any component commodity on the NYMEX, the LME or the LBMA.

•	A limitation on the hours or numbers of days of trading that results from an announced change in the regular business hours of the relevant exchange will not be a market disruption event.

      An “exchange” means the primary organized exchange or quotation system for trading any component commodity and any successor to any exchange or quotation system or any substitute exchange or quotation system to which trading in any component commodity has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the component commodity on the substitute exchange or quotation system as on the original exchange).

HYPOTHETICAL EXAMPLES

      Set forth below are four hypothetical examples of the calculation of the interest rate for each interest period during the term of the notes. Each assumes a coupon rate of 13% or 0%, accordingly, for illustrative purposes only.

	Initial Component
Component Commodity	Commodity Prices	Barrier Levels

Gold	$637.50	$446.25

WTI Crude Oil	$62.46	$43.72

Zinc	$4,325.00	$3,027.50

Aluminum	$2,652.00	$1,856.40

Copper	$6,902.00	$4,831.40

Nickel	$33,050.00	$23,135.00

Lead	$1,634.00	$1,143.00

Example 1 — The hypothetical closing price of each component commodity on each interest determination date is greater than that component commodity’s respective barrier level.

	Hypothetical	Hypothetical	Hypothetical
	Closing Prices	Closing Prices	Closing Prices
	on the First Interest	on the Second Interest	on the Third Interest
Component Commodity	Determination Date	Determination Date	Determination Date

Gold	$600.00	$580.00	$590.00

WTI Crude Oil	$55.00	$60.00	$57.50

Zinc	$4,000.00	$4,200.00	$4,100.00

Aluminum	$2,800.00	$2,700.00	$2,750.00

Copper	$7,500.00	$7,400.00	$7,450.00

Nickel	$32,000.00	$25,000.00	$28,500.00

Lead	$1,600.00	$1,400.00	$1,500.00

      Since the hypothetical closing price of each component commodity on each interest determination date is greater than that component commodity’s respective barrier level, the interest rate for each interest period would equal 13%. The maturity payment amount, exclusive of any accrued and unpaid interest, will equal the principal amount of your note.

Example 2 — The hypothetical closing price of each component commodity on each of the first two interest determination dates is greater than that component commodity’s respective barrier level. The hypothetical closing price of one component commodity on the third interest determination date is less than its barrier level.

	Closing Prices	Closing Prices	Closing Prices
	on First Interest	on Second Interest	on Third Interest
Component Commodity	Determination Date	Determination Date	Determination Date

Gold	$600.00	$580.00	$590.00

WTI Crude Oil	$55.00	$60.00	$57.50

Zinc	$4,000.00	$4,200.00	$2,500.00

Aluminum	$2,800.00	$2,700.00	$2,750.00

Copper	$7,500.00	$7,400.00	$7,450.00

Nickel	$32,000.00	$25,000.00	$28,500.00

Lead	$1,600.00	$1,400.00	$1,500.00

      Since the hypothetical closing prices of each component commodity on the first and second interest determination dates are greater than each component commodity’s respective barrier level, the interest rate for the first two interest periods would equal 13%. Since the hypothetical closing price of zinc on the third interest determination date is less than that component commodities’ respective barrier level, the interest rate for the third interest period would equal 0%. The maturity payment amount, exclusive of any accrued and unpaid interest, will equal the principal amount of your note.

Example 3 — The hypothetical closing price of at least one component commodity on the first interest determination date is less than that component commodity’s respective barrier level. The hypothetical closing price of each component commodity on the second and third interest determination dates is greater than that component commodity’s respective barrier level.

	Closing Prices	Closing Prices	Closing Prices
	on First Interest	on Second Interest	on Third Interest
Component Commodity	Determination Date	Determination Date	Determination Date

Gold	$350.00	$580.00	$590.00

WTI Crude Oil	$55.00	$60.00	$57.50

Zinc	$4,000.00	$4,200.00	$4,100.00

Aluminum	$1,750.00	$2,700.00	$2,750.00

Copper	$7,500.00	$7,400.00	$7,450.00

Nickel	$32,000.00	$25,000.00	$28,500.00

Lead	$1,600.00	$1,400.00	$1,500.00

      Since the hypothetical closing price of at least one component commodity on the first interest determination date is less than that component commodity’s respective barrier level, the interest rate for the first interest period would equal 0%. Since the hypothetical closing prices of each component commodity on the second and third interest determination dates are greater than each of the component commodity’s respective barrier levels, the interest rate for the second and third interest periods would equal 13%. The maturity payment amount, exclusive of any accrued and unpaid interest, will equal the principal amount of your note.

Example 4 — The hypothetical closing price of one component commodity is less than its barrier level on each of the three interest determination dates.

	Component	Component	Component
	Commodity Prices at	Commodity Prices at	Commodity Prices at
Component Commodity	Year 1	Year 2	Year 3

Gold	$600.00	$580.00	$590.00

WTI Crude Oil	$35.00	$30.00	$37.00

Zinc	$4,000.00	$4,200.00	$4,100.00

Aluminum	$2,800.00	$2,700.00	$2,750.00

Copper	$7,500.00	$7,400.00	$7,450.00

Nickel	$32,000.00	$25,000.00	$28,500.00

Lead	$1,600.00	$1,400.00	$1,500.00

      Since the hypothetical closing price of one component commodity on each of the three interest determination dates is less than that component commodity’s respective barrier level, the interest rate for each of the interest periods would equal 0%. The maturity payment amount will equal the principal amount of your note, and you would receive no interest.

RISK FACTORS

      An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors — Notes Indexed to Interest Rate, Currency or Other Indices or Formulas May Have Risks Not Associated With a Conventional Debt Security” in the prospectus supplement. The notes are a riskier investment than ordinary debt securities. Also, the notes are not equivalent to investing directly in the component commodities, the performance of which will affect the amount of interest that you would receive in any interest period. You should carefully consider whether the notes are suited to your particular circumstances.

The Notes Are Intended To Be Held to Maturity. Your Principal Is Only Protected if You Hold the Notes to Maturity

      You will receive 100% of the principal amount of the notes if you hold the notes to maturity, subject to our ability to pay our obligations. If you sell the notes in the secondary market prior to maturity, you will not receive principal protection on the portion of the notes sold. You should be willing to hold the notes to maturity.

Your Yield May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

      The yield that you will receive on the notes, which may be zero, may be less than the return you could earn on other investments. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

      Even if the closing prices of each component commodity is greater than its respective barrier level on each interest determination date, the maturity payment amount with respect to the notes will always be limited to the principal amount. Therefore, aside from interest payments, you should be prepared to realize no return over the principal amount of the notes at maturity.

Owning the Notes Is Not the Same as Having Rights in Exchange-Traded Futures Contracts on the Component Commodities

      You will not have rights that holders of the exchange-traded futures on the component commodities may have. Even if the prices of some or all of the component commodities increase during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for the prices of all of the component commodities to increase while the market value of the notes declines. Further, because you will receive no interest in any interest reset period for which just one component commodity is below its barrier level, significant increases in one or more component commodities will not offset decreases in any other component commodity.

There May Not Be an Active Trading Market for the Notes

      You should be willing to hold the notes to maturity. The notes will not be listed or displayed on any securities exchange, the Nasdaq National Market or any electronic communications network. There can be no assurance that a liquid trading market will develop for the notes. The development of a trading market for the notes will depend on our financial performance and other factors such as the increase, if any, in the prices of the component commodities. Even if a secondary market for the notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for the notes in any secondary market could be substantial. If you sell any notes before maturity, you may have to do so at a discount from the original public offering price, and, as a result, you may suffer substantial losses.

      Wachovia Capital Markets, LLC and other broker-dealer affiliates of Wachovia currently intend to make a market for the notes, although they are not required to do so and may stop any market-making activities at any time. As market makers, trading of the notes may cause Wachovia Capital Markets, LLC or any other broker-dealer affiliates of Wachovia to have long or short positions of the notes in their inventory. The supply and demand for the notes, including inventory positions of market makers, may affect the secondary market for the notes.

Many Factors Affect the Market Value of the Notes

      The market value of the notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the market value of the notes caused by another factor and that the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor. For example, a change in the volatility of the component commodities’ markets may offset some or all of any increase in the market value of the notes attributable to another factor, such as an increase in the prices of the component commodities. In addition, a change in interest rates may offset other factors that would otherwise change the prices of the component commodities and, therefore, may change the market value of the notes. The following factors could have an impact on the market value of the notes, assuming all other conditions remain constant:

•	changes in the volatility (the frequency and magnitude of changes in market prices) of the component commodities are expected to affect the market value of the notes in unforeseeable ways;

•	changes in the levels of interest rates are expected to affect the market value of the notes;

•	changes in our credit ratings may affect the market value of the notes;

•	changes in correlation among the prices of the component commodities may affect the value of the notes;

•	suspension or disruptions of market trading in a component commodity and related futures markets may adversely affect the value of the notes; and

•	the time remaining to maturity may affect the value of the notes.

There Are Specific Risks Associated with Many of the Component Commodities

      Gold. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including, among other things the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

      WTI Crude Oil. Oil prices are highly volatile. They are affected by numerous factors in addition to economic activity. These include political events, weather, labor activity, and, especially, direct government intervention such as embargos, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America and Russia. Such events tend to affect oil prices worldwide, regardless of the location of the event. The outcome of meetings of the Organization of Petroleum Exporting Countries can particularly affect world oil supply and oil prices. Oil prices could also be affected by any decision by the Organization of Petroleum Exporting Countries to quote oil prices in a currency other than U.S. dollars (such as Euros), which could decrease liquidity in the applicable futures contract, and thereby affect the value of such futures contract. Market expectations about these events and speculative activity also cause prices to fluctuate. Due to the recent rapid appreciation in energy prices, there is a significant possibility that a negative correction will occur and decrease oil prices, thereby adversely affecting the value of the notes.

      Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers, and such producers have in the recent past implemented curtailments of output and trade. Such efforts at supply curtailment (or the cessation thereof) could affect the value of the applicable futures contract. Oil’s major end-use as a refined product is as a transport fuel, industrial fuel and in-home heating fuel. Potential for substitution exists in most areas, although considerations including relative cost often limit substitution levels. However, the development of a substitute product or transport fuel could adversely affect the value of the applicable futures contract.

      In the event of sudden disruptions in the supplies of oil, such as those caused by war, accidents, weather or acts of terrorism, prices of oil futures contracts and, consequently, the price of oil, could become extremely volatile and unpredictable. Also, sudden and dramatic declines in futures contract prices may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the discovery of significant additional sources or reserves of oil, the introduction of new or previously withheld supplies into the market (e.g., oil from Iraq) or the introduction of substitute products or commodities. Any such declines could have a significant adverse effect on the annual interest rate of the notes and on the value of the notes. In addition, the price of oil has on occasion been subject to very rapid and significant short-term changes due to speculative activities which, if such activities result in a price decrease, may cause the value of the notes to decrease. Such volatility could lead some investors in oil futures contracts to withdraw from the applicable futures markets, which could adversely affect the liquidity of such markets and could adversely affect the value of the annual interest rate on the notes and, correspondingly, the value of the notes.

      Zinc. The price of zinc is primarily affected by the global demand for, and supply of, zinc. Demand for zinc is significantly influenced by the level of global industrial economic activity. The galvanized steel industrial sector is particularly important given that the use of zinc in the manufacture of galvanized steel accounts for approximately 50% of world-wide zinc demand. The galvanized steel sector is in turn heavily dependent on the automobile and construction sectors. A relatively widespread increase in the demand for zinc by the galvanized steel sector, particularly in China and the United States, has been the primary cause of the recent rise in zinc prices. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

      The supply of zinc concentrate (the raw material) is dominated by China, Australia, North America and Latin America. The supply of zinc is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters.

      Aluminum. Market prices for aluminum are highly volatile and are affected by numerous factors, with the two principal factors being the level of economic activity in the main consuming markets and the rate of supply of new metal from producers. Other factors influencing market prices for aluminum include disruptions in aluminum output, the level of metal exports from Russia, producer cut-backs and speculative activity.

      Production of aluminum is a three-stage process beginning with the mining of bauxite. The mining of bauxite occurs mainly in the tropics, with the major producing regions being the Caribbean, South America, Africa, Southeast Asia and Australia. Fluctuation in the supplies of bauxite or social or political disruptions in the major producing regions could affect the price of aluminum and, therefore, the annual interest rate on the notes. The production of aluminum from alumina is a power-intensive process and a continuous supply of electrical power is essential. A significant proportion of aluminum production capacity is located close to resources of hydroelectric power. Other economical energy sources for producing aluminum include low-grade coal and waste gases from oil production. However, disruptions in the supply of energy to aluminum producers or an increase in the cost thereof could affect the price of aluminum and, therefore, the annual interest rate on the notes as well as the value of the notes. Furthermore, a significant proportion of western world aluminum production capacity is controlled by a small number of companies, and such producers have in the past implemented temporary curtailments of output. Such efforts at supply curtailment (or the cessation thereof) could affect the price of aluminum and, therefore, the annual interest rate on the notes. Aluminum’s major end-uses include applications in the transportation, construction, packaging ad electrical industries. Potential for substitution exists in all areas, although considerations including relative weight and cost often limit substitution levels. However, the development of a substitute product could adversely affect the price of aluminum and, therefore, the annual interest rate on the notes.

      In the event of sudden disruptions in the supplies of aluminum, such as those caused by war, accidents, weather of acts of terrorism, aluminum prices and, consequently, the annual interest rate on the notes, could become extremely volatile and unpredictable. Also, sudden and dramatic declines in aluminum prices as may occur, for example, upon cessation of hostilities that may exist in countries producing aluminum or upon the discovery of significant additional sources or reserves of the raw materials necessary to produce aluminum (e.g., bauxite or electricity), the introduction of new or previously withheld supplies into the market (e.g., aluminum from the former Soviet Union) or the introduction of substitute products of commodities, could have a significant adverse effect on the price of aluminum and, therefore, the annual interest rate on the notes and on the value of the notes. In addition, the price of aluminum has on occasion been subject to very rapid and significant short-term changes due to speculative activities which, if such activities result in a price decrease, may cause the value of the notes to decrease.

      Copper. The price of copper is primarily affected by the global demand for, and supply of, copper. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important include the electrical and construction sectors. In recent years demand has been supported by strong consumption from newly industrializing countries, which continue to be in a copper-intensive period of economic growth as they develop their infrastructure. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

      Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from countries that have experienced political instability and upheaval and, as a result, copper supply has been affected by strikes, financial problems and terrorist activity in recent years.

      Nickel. The price of nickel is primarily affected by the global demand for, and supply of, nickel. Demand for nickel is significantly influenced by the level of global industrial economic activity. The stainless steel industrial sector is particularly important given that the use of nickel in the manufacture of stainless steel accounts for approximately two-thirds of worldwide nickel demand. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

      Nickel supply is dominated by Russia, the world’s largest producer by far. Australia and Canada are also large producers. The supply of nickel is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters.

      Lead. The price of lead is primarily affected by the global demand for and supply of lead. Demand for lead is significantly influenced by the level of global industrial economic activity. The storage battery market is particularly important given that the use of lead in the manufacture of batteries accounts for approximately two-thirds of worldwide lead demand. Lead is also used to house power generation units as it protects against electrical charges and dangerous radiations. Additional applications of lead include petrol additives, pigments, chemicals and crystal glass.

      The supply of lead is widely spread around the world. It is affected by current and previous price levels, which influence important decisions regarding new mines and smelters. A critical factor influencing supply is the environmental regulatory regimes of the countries in which lead is mined and processed. It is not possible to predict the aggregate effect of all or any combination of these factors.

Risks Relating to Trading of Component Commodities on the LME

      The closing prices of zinc, aluminum, copper, nickel and lead will be determined by reference to the U.S. dollar settlement prices of contracts traded on the LME. The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, depending on the underlying commodity, a contract may be entered into on the LME calling for daily delivery from one day to three months following the date of such contract and for monthly delivery from the seventh month following the date of such contract up to 63 months following the date of such contract, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on an interest determination date, the

U.S. dollar settlement prices used to determine the closing price of copper, aluminum and nickel, and consequently the interest payment amount, could be adversely affected.

Risks Relating to Trading of Component Commodities on the LBMA

      The price of gold will be determined by reference to fixing prices reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA could stop operations, or if bullion trading should become subject to a value added tax, any other tax or any other form of regulation currently not in place, the role of the LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity market than U.S. futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Historical Prices of the Component Commodities Should Not Be Taken As an Indication of the Future Prices of the Component Commodities During the Term of the Notes

      The closing prices of the component commodities will be influenced by complex and interrelated political, economic, financial and other factors that can affect the markets in which those commodities are traded and the values of those commodities themselves. As a result, it is impossible to predict whether the closing prices of the component commodities will rise or fall.

Risks Associated with the Component Commodities May Adversely Affect the Market Price of the Notes

      Because the annual interest rate on the notes is linked to the closing price of the component commodities on each interest determination date which, in part, reflects the return on futures contracts and settlement prices on seven different exchange-traded physical commodities, the notes will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. An investment in the notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

KfW Has No Affiliation with the NYMEX, the LME or the LBMA and Is Not Responsible for Their Public Disclosure of Information

      KfW is not affiliated with the NYMEX, the LME or the LBMA in any way and has no ability to control or predict any of their actions, including any errors in or discontinuation of disclosure regarding any of their methods or policies relating to the determination of the closing prices of the component commodities. The NYMEX, the LME or the LBMA are not under any obligation to continue to determine the closing prices for the component commodities. If the NYMEX, the LME or the LBMA discontinue, or materially change the method of determining the closing prices for the component commodities, it may become difficult to determine the market value of the notes or the maturity payment amount. Under these circumstances, the calculation agent in its reasonable discretion may designate a successor provider of closing prices. If the calculation agent determines in its reasonable discretion that no comparable provider of closing prices exists, the maturity payment amount will be determined by the calculation agent in its reasonable discretion. See “Specific Terms — Other Terms — Market Disruption Event” and “Specific Terms — Other Terms — Adjustments to the Component Commodities Prices.”

      We have derived the information about the component commodities and the NYMEX, the LME and the LBMA in this prospectus supplement from publicly available information, without independent verification. Neither we nor any of our subsidiaries assumes any responsibility for the adequacy or accuracy of the information about the component commodities or the NYMEX, the LME or the LBMA contained in this prospectus supplement. You, as an investor in the notes, should make your own investigation into the component commodities, the NYMEX, the LME and the LBMA. In addition, each prospective investor should consult its legal advisors in determining the appropriate treatment of the notes under any applicable capital or similar rules, and under applicable tax and accounting requirements. Furthermore, prospective investors whose investment activities are subject to investment laws and regulations or to review by certain authorities may be subject to restrictions on investment in certain types of securities, which may include the notes. Prospective investors should review and consider such restrictions prior to investing in the notes.

The Calculation Agent May Modify the Component Commodities and the Determination of the Prices of the Component Commodities

      The component commodities upon which the annual interest rate of the notes depends and the method of calculating the closing prices of the component commodities may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if the method used for determining the closing price of a component commodity is changed in a material respect by the commodity exchange upon which futures or forwards contracts with respect to that component commodity trades, or if a closing price is not available for a component commodity for any reason, then the calculation agent may take such action, including adjusting the composition of the component commodities or to the method of calculating the closing price of a component commodity, as it deems appropriate. See “Specific Terms — Other Terms — Adjustments to the Component Commodities.” Such changes could adversely affect the annual interest rate on the notes and, consequently, the value of the notes.

The Calculation Agent May Postpone the Determination of the Annual Interest Rate on Each Interest Determination Date and, Therefore, the Maturity Date, If a Market Disruption Event Occurs on the Final Interest Determination Date

      Each interest determination date and, therefore, the determination of the annual interest rate may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the applicable interest determination date with respect to one or more of the component commodities. If a postponement occurs, the calculation agent will use the closing price of the affected component commodity on the next succeeding trading day on which no market disruption event occurs or is continuing for calculation of the applicable closing price. As a result, the maturity date for the notes may be postponed if the final interest determination date is postponed, but in no event will the maturity date be postponed by more than ten trading days. You will not be entitled to compensation from us or the calculation agent for any loss suffered as a result of the occurrence of a market disruption event, any resulting delay in payment. See “Specific Terms — Other Terms — Market Disruption Event.”

Purchases and Sales by Us and Our Subsidiaries May Affect the Return on the Notes

      We or one or more subsidiaires may hedge our obligations under the notes by purchasing component commodities, futures or options on component commodities, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of component commodities, and we may adjust these hedges by, among other things, purchasing or selling component commodities, futures, options or exchange-traded funds or other derivative instruments at any time.

      Although they are not expected to, any of these hedging activities may adversely affect the closing prices of component commodities and the annual interest rate. It is possible that we or one or more of our subsidiaries could receive substantial returns from these hedging activities while the market value of the notes declines.

The Inclusion of Commissions and Projected Profits from Hedging in the Initial Public Offering Price Is Likely To Adversely Affect Secondary Market Prices

      Assuming no change in market conditions or any other relevant factors, the price, if any, at which KfW is willing to purchase the notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.

Tax Consequences Are Uncertain

      The United States federal income tax consequences of your notes are complex and uncertain. The tax treatment of your notes will depend upon whether the notes are properly treated as variable rate debt instruments, and this may depend upon whether or not it is reasonably expected that the average rate of return on the notes during the first half of the notes’ term will be significantly greater or less than the average rate of return on the notes during the second half of the notes’ term (“Front or Back-Loaded”). We believe that the notes should not be treated as Front or Back-Loaded and we intend to report payments on the notes in accordance with such position. Assuming that such position is correct, your notes should be treated as variable rate debt instruments for United States federal income tax purposes. Under this characterization, you will be subject to tax on the notes’ periodic interest payments, if any, as ordinary income at the time you receive or accrue such periodic payments, depending on your method of accounting for tax purposes; and any gain or loss you recognize upon the sale or maturity of your notes will be capital gain or loss.

      If the Internal Revenue Service disagrees with this tax treatment, the notes will likely be treated as a debt instrument subject to the special rules governing contingent payment debt instruments, as described under “Additional Information on United States Taxation — Alternative Characterization.” If the notes are so treated, you will be required to accrue interest income over the term of your notes based upon the yield at which we would have issued a non-contingent fixed-rate debt instrument with terms and conditions similar to your notes.

      For further discussion, see “Additional Information on United States Taxation.”

Certain considerations for insurance companies and employee benefit plans

      A fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA,” or the Internal Revenue Code of 1986, as amended, and that is considering purchasing the notes with the assets of a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition. These prohibitions are discussed in further detail under “Employee Retirement Income Security Act.”

THE COMPONENT COMMODITIES

      The notes will bear interest at a rate per annum which depends on the closing price of the following seven commodities relative to their barrier levels on each interest determination date: gold (Bloomberg symbol “GOLDLNPM”), WTI crude oil (Bloomberg symbol “CL1”), zinc (Bloomberg symbol “LOZSDY”), aluminum (Bloomberg symbol “LOAHDY”), copper (Bloomberg symbol “LOCADY”), nickel (Bloomberg symbol “LONIDY”) and lead (Bloomberg symbol “LOPBDY”).

The Commodities Markets

      The closing prices of the component commodities are determined by reference to the official cash settlement prices of futures and forwards contracts traded on the NYMEX, the LME and the LBMA. The following discussion of the operation of the exchanges or markets on which the component commodities trade is based on publicly available information and is provided for informational purposes only. You should make your own investigation into the NYMEX, the LME and the LBMA to determine whether the notes are a suitable investment for you.

The NYMEX

      The NYMEX, located in New York City, is the world’s largest physical commodities futures exchange and a leading trading forum for energy and precious metals. NYMEX began commodities trading in 1872, organized as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. The establishment of energy futures on the NYMEX occurred in 1978, with the introduction of heating oil futures contracts. NYMEX opened trading in leaded gasoline futures in 1981, followed by the crude oil futures contract in 1983 and unleaded gasoline futures in 1984.

The LME

      The LME was established in 1877 and is the principal non-ferrous metal exchange in the world on which contracts for delivery of copper, aluminum, nickel and lead among other metals, are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, historically LME contracts used to be established for daily delivery (referred to as a “prompt date”) from one day to three months following the date of contract, the average amount of time it took a ship to sail from certain Commonwealth countries to London. Currently, LME contracts may be established for monthly delivery from the seventh month following the date of such contract up to 63, 27 and 15 months forward (depending on the commodity underlying the contract). Further, because it is a principals’ forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

      The LME is not a cash cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the Financial Services Authority in the United Kingdom.

      The bulk of trading on the LME is transacted through inter-office dealing which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:45 a.m. to 1:15 p.m. and from 3:10 p.m. to 4:35 p.m., London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. In addition to the ring trading and telephone markets, an official exchange operated electronic trading platform is available. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

      Copper has traded on the LME since its establishment. The copper contract was upgraded to high grade copper in November 1981 and again to today’s Grade-A contract which began trading in June 1986. The LME share (by weight) of world terminal market trading is over 90% of all copper.

The LBMA

      The London gold bullion market is the principal global clearing center for over-the-counter gold bullion transactions, including transactions in spot, forward and options contracts, together with exchange-traded futures and options and other derivatives. The principal representative body of the London gold bullion market is the LBMA whose membership represents all sectors of the gold bullion market. The LBMA is currently comprised of 60 members, of which 9 are market-making members, plus a number of associate members around the world.

      Twice daily during London trading hours there is a “fixing” which provides reference gold prices for the day’s trading. Formal participation in the London fixing is traditionally limited to five market-making members of the LBMA. The fixing is conducted twice each business day by telephone at 10:30 a.m., to determine the London morning fixing price, and at 3:00 p.m., to determine the London afternoon fixing price. The five members of the gold fixing are Barclays Bank PLC, the Bank of Nova Scotia — ScotiaMocatta, Deutsche Bank AG, HSBC Bank USA, NA and Société Générale. The chairmanship of the gold fixing rotates annually amongst its members.

      Clients place orders with the dealing rooms of fixing members, who net all orders before communicating their interest to their representative at the fixing. Orders may change at any time during these proceedings. The gold price is adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced, at which time the price is declared to be fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media.

      The market for gold bullion is global and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system; expectations of the future rate of inflation; the relative strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted; interest rates; gold borrowing and lending rates; and global or regional economic, financial, political, regulatory, judicial or other events. In addition, gold prices may be affected by industry factors such as industrial and jewelry demand; lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold; levels of gold production and production costs; and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

The Component Commodities

Gold

      The closing price for gold is determined by reference to the London afternoon fixing price for one troy ounce of unallocated gold bullion for delivery in London through a member of the LMBA authorized to effect such delivery. Twice daily during London trading hours there is a “fixing” which provides reference gold prices for that day’s trading. Formal participation in the London fixing is traditionally limited to five market-making members of the LBMA. The fixing is conducted twice each business day by telephone at 10:30 a.m. to determine the London morning fixing price, and at 3:00 p.m. to determine the London afternoon fixing price. The members of the gold fixing are Barclays Bank PLC, the Bank of NovaScotia — ScottiaMocatta, Deutsche Bank AG, HSBC Bank USA, NA and Société Générale. The chairmanship of the gold fixing rotates annually amongst its members.

      Clients place orders with the dealing rooms of fixing members, who net all orders before communicating their interest to their representative at the fixing. Orders may be changed at any time during these proceedings. The gold price is adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced, at which time the price is declared fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media.

WTI Crude Oil

      The closing price of WTI crude oil is determined by reference to the U.S. dollar settlement price per barrel of West Texas Intermediate light sweet crude oil on the NYMEX of the first nearby futures contract.

      Although WTI crude oil is refined principally in the United States’ mid-continent region, it forms the basis for pricing other domestic crudes as well as some foreign grades. The WTI spot price, in turn, is usually determined by global (rather than regional) supply and demand conditions due to the availability of product and crude oil pipelines that link the mid-continent to the Gulf Coast, a major crude oil trading and refining center.

      Demand for petroleum products by consumers, as well as agricultural, manufacturing and transportation industries, determines demand for crude oil by refiners. Since the precursors of product demand are linked to economic activity, crude oil demand will tend to reflect economic conditions. However, other factors such as weather will also influence crude oil demand.

      Crude oil supply is determined by both economic and political factors. Oil prices (along with drilling costs, availability of attractive prospects for drilling, taxes and technology) determine exploration and development spending which influence output capacity with a lag. In the short run, production decisions by the Organization of Petroleum Exporting Countries also affect supply and prices. Oil export embargoes and the current conflict in Iraq represent other routes through which political developments move the market.

Zinc

      The closing price of zinc is determined by reference to the official U.S. dollar settlement price per ton of special high grade zinc on the LME for cash delivery. The price of zinc is primarily affected by the global demand for and supply of zinc.

      Demand for zinc is significantly influenced by the level of global industrial economic activity. The galvanized steel industrial sector is particularly important given that the use of zinc in the manufacture of galvanized steel accounts for approximately 50% of world-wide zinc demand. The galvanized steel sector is in turn heavily dependent on the automobile and construction sectors. A relatively widespread increase in the demand for zinc by the galvanized steel sector, particularly in China and the United States, has been the primary cause of the recent rise in zinc prices. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

      The supply of zinc concentrate (the raw material) is dominated by China, Australia, North America and Latin America. The supply of zinc is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters.

Aluminum

      The closing price of aluminum is determined by reference to the official U.S. dollar settlement price per ton of high grade primary aluminum on the LME for cash delivery. The price of aluminum is primarily affected by the global demand for and supply of aluminum.

      Demand for aluminum is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important include that transportation, packaging and building sectors. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or availability and price will also affect the demand for aluminum.

      The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of such aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include droughts, transportation problems and shortages of power and raw materials.

Copper

      The closing price of copper is determined by reference to the official U.S. dollar settlement price per ton of copper Grade A on the LME for cash delivery. The price of copper is primarily affected by the global demand for and supply of copper.

      Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important include the electrical and construction sectors. In recent years demand has been supported by strong consumption from newly industrializing countries, which continue to be in a copper-intensive period of economic growth as they develop their infrastructure. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

      Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. Chile is the largest producer of copper concentrate. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. Output has fallen particularly sharply in the “African Copperbelt” and in Bougainville, Papua New Guinea.

Nickel

      The closing price of nickel is determined by reference to the official U.S. dollar settlement price per ton of primary nickel on the LME for cash delivery. The price of nickel is primarily affected by the global demand for and supply of nickel.

      Demand for nickel is significantly influenced by the level of global industrial economic activity. The stainless steel industrial sector is particularly important given that the use of nickel in the manufacture of stainless steel accounts for approximately two-thirds of worldwide nickel demand. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

      Nickel supply is dominated by Russia, the world’s largest producer by far. Australia and Canada are also large producers. The supply of nickel is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters.

Lead

      The closing price of lead is determined by reference to the official U.S. dollar settlement price per ton of standard lead on the LME for cash delivery. The price of lead is primarily affected by the global demand for and supply of lead.

      Demand for lead is significantly influenced by the level of global industrial economic activity. The storage battery market is particularly important given that the use of lead in the manufacture of batteries accounts for approximately two-thirds of worldwide lead demand. Lead is also used to house power generation units as it protects against electrical charges and dangerous radiations. Additional applications of lead include petrol additives, pigments, chemicals and crystal glass.

      The supply of lead is widely spread around the world. It is affected by current and previous price levels, which influence important decisions regarding new mines and smelters. A critical factor influencing supply is the environmental regulatory regimes of the countries in which lead is mined and processed. It is not possible to predict the aggregate effect of all or any combination of these factors.

ADDITIONAL INFORMATION ON UNITED STATES TAXATION

      The discussion below supplements the discussion under “United States Taxation” in the prospectus and is subject to the limitations and exceptions set forth therein. Except as otherwise noted under “United States Alien Holders” below, this discussion is only applicable if you are a United States holder (as defined in the prospectus).

      The United States federal income tax consequences of the notes are complex and uncertain. The tax treatment of the notes will depend upon whether the notes are properly treated as variable rate debt instruments and this may depend upon whether they are treated as Front or Back-Loaded (as defined above). We believe that the notes should not be treated as Front or Back-Loaded and we intend to report payments on the notes in accordance with such position. Assuming that such position is correct, in the opinion of Sullivan & Cromwell LLP, the notes should be treated as variable rate debt instruments for United States federal income tax purposes. Under this characterization, you will be subject to tax on the notes’ periodic interest payments, if any, as ordinary income at the time you receive or accrue such periodic payments, depending on your method of accounting for tax purposes.

      You will generally recognize capital gain or loss upon the sale or maturity of the notes equal to the difference between the amount you realize at such time, excluding any amounts attributable to accrued but unpaid interest, and your adjusted basis in the notes. In general, your adjusted basis in the notes will be equal to the amount you paid for them. Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 15% where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

      Alternative Characterization. If the Internal Revenue Service disagrees with the tax treatment discussed above, it is possible that the notes could be treated as a debt instrument subject to the special tax rules governing contingent payment debt instruments. If the notes are so treated, you will be required to accrue interest income over the term of the notes based upon the yield at which we would have issued a non-contingent fixed-rate debt instrument with terms and conditions similar to the notes (the “comparable yield”). You will recognize gain or loss upon the sale or maturity of the notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in the notes. In general, your adjusted basis in the notes will be equal to the amount you paid for the notes, increased by the amount of interest you previously accrued with respect to the notes and decreased by the amount of any interest payment previously made with respect to the notes. Any gain you recognize upon the sale or maturity of the notes will be ordinary income and any loss recognized by you at such time will be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to the notes, and thereafter the loss will be capital.

      If the notes are treated as a contingent payment debt instrument and you purchase the notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the notes, such excess or discount will not be subject to the generally applicable market discount or amortizable bond premium rules described in the prospectus, but rather will be subject to special rules set forth in treasury regulations governing contingent payment debt instruments. Accordingly, if you purchase the notes in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

      United States Alien Holders. If you are a United States alien holder (as defined in the prospectus), you generally will not be subject to United States withholding tax or to generally applicable information reporting and backup withholding requirements with respect to payments on the notes as long as you comply with certain certification and identification requirements as to your foreign status. Please see the discussion under “United States Taxation — United States Alien Holders (KfW)” in the prospectus.

EMPLOYEE RETIREMENT SECURITY ACT

      A fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the “Code”).

      Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

      The acquisition of the notes by a plan with respect to which Wachovia, Wachovia Capital Markets, LLC or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs,” that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the notes. These exemptions are:

•	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

•	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

•	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

•	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

•	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

      The notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing in “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the notes or any interest in the notes will be deemed to have represented by its purchase and holding of the notes that it either (1) is not a plan or a plan asset entity and is not purchasing those notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the notes or any interest in the notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the notes that its purchase and holding will not violate the provisions of any similar law.

      Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

      If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the notes, you should consult your legal counsel.

CLOSING LEVELS OF THE COMPONENT COMMODITIES

      The following tables set forth the published high and low closing prices of the component commodities as well as the closing prices of the component commodities at the end of each quarter from January 1, 2003 through September 30, 2006 and the period from October 1, 2006 through November 29, 2006. On November 29, 2006, the closing prices of gold, WTI crude oil, zinc, aluminum, copper, nickel and lead were $637.50, $62.46, $4,325.00, $2,652.00, $6,902.00, $33,050.00 and $1,634.00, respectively. Past movements of the component commodities are not indicative of future closing prices. We obtained the closing prices set forth in the tables below from Bloomberg Financial Products, without independent verification.

Quarterly High, Low and Closing Price of Gold

		High Closing Price	Low Closing Price	Quarter-End Closing
Quarter-Start Date	Quarter-End Date	of Gold	of Gold	Price of Gold

01/01/2003	03/31/2003	$382.10	$329.45	$334.85
04/01/2003	06/30/2003	371.40	319.90	346.00
07/01/2003	09/30/2003	390.70	342.50	388.00
10/01/2003	12/31/2003	416.25	370.25	416.25
01/01/2004	03/31/2004	425.50	390.50	423.70
04/01/2004	06/30/2004	427.25	375.00	395.80
07/01/2004	09/30/2004	415.65	387.30	415.65
10/01/2004	12/31/2004	454.20	411.25	435.60
01/01/2005	03/31/2005	443.70	411.10	427.50
04/01/2005	06/30/2005	440.55	414.45	437.10
07/01/2005	09/30/2005	473.25	418.35	473.25
10/01/2005	12/31/2005	536.50	456.50	513.00
01/01/2006	03/31/2006	584.00	524.75	582.00
04/01/2006	06/30/2006	725.00	567.00	613.50
07/01/2006	09/30/2006	663.25	573.60	599.25
10/01/2006	11/29/2006	639.50	560.75	637.50

Quarterly High, Low and Closing Price of WTI Crude Oil

				Quarter-End Closing
		High Closing Price	Low Closing Price	Price of
Quarter-Start Date	Quarter-End Date	of WTI Crude Oil	of WTI Crude Oil	WTI Crude Oil

01/01/2003	03/31/2003	$37.83	$26.91	$31.04
04/01/2003	06/30/2003	32.36	25.24	30.19
07/01/2003	09/30/2003	32.39	26.96	29.20
10/01/2003	12/31/2003	33.71	28.47	32.52
01/01/2004	03/31/2004	38.18	32.48	35.76
04/01/2004	06/30/2004	42.33	34.27	37.05
07/01/2004	09/30/2004	49.90	38.39	49.64
10/01/2004	12/31/2004	55.17	40.71	43.45
01/01/2005	03/31/2005	56.72	42.12	55.40
04/01/2005	06/30/2005	60.54	46.80	56.50
07/01/2005	09/30/2005	69.81	56.72	66.24
10/01/2005	12/31/2005	65.47	56.14	61.04
01/01/2006	03/31/2006	68.35	57.65	66.63
04/01/2006	06/30/2006	75.17	66.23	73.93
07/01/2006	09/30/2006	77.03	60.46	62.91
10/01/2006	11/29/2006	62.46	55.81	62.46

Quarterly High, Low and Closing Price of Zinc

		High Closing Price	Low Closing Price	Quarter-End Closing
Quarter-Start Date	Quarter-End Date	of Zinc	of Zinc	Price of Zinc

01/01/2003	03/31/2003	$810.50	$755.00	$763.00
04/01/2003	06/30/2003	809.00	741.00	783.50
07/01/2003	09/30/2003	863.00	781.00	825.00
10/01/2003	12/31/2003	1,008.00	834.00	1,008.00
01/01/2004	03/31/2004	1,155.50	1,002.00	1,086.50
04/01/2004	06/30/2004	1,125.00	967.00	967.00
07/01/2004	09/30/2004	1,079.00	943.00	1,079.00
10/01/2004	12/31/2004	1,270.00	1,004.50	1,270.00
01/01/2005	03/31/2005	1,430.00	1,197.50	1,349.00
04/01/2005	06/30/2005	1,365.50	1,216.00	1,223.00
07/01/2005	09/30/2005	1,439.00	1,165.00	1,411.00
10/01/2005	12/31/2005	1,915.00	1,405.00	1,915.00
01/01/2006	03/31/2006	2,690.50	1,912.00	2,690.50
04/01/2006	06/30/2006	3,990.00	2,710.00	3,260.00
07/01/2006	09/30/2006	3,671.50	3,125.50	3,360.00
10/01/2006	11/29/2006	4,619.50	3,369.50	4,325.00

Quarterly High, Low and Closing Price of Aluminum

		High Closing Price	Low Closing Price	Quarter-End Closing
Quarter-Start Date	Quarter-End Date	of Aluminum	of Aluminum	Price of Aluminum

01/01/2003	03/31/2003	$1,459.00	$1,340.50	$1,350.00
04/01/2003	06/30/2003	1,440.50	1,314.50	1,389.00
07/01/2003	09/30/2003	1,505.00	1,378.00	1,407.50
10/01/2003	12/31/2003	1,592.50	1,415.00	1,592.50
01/01/2004	03/31/2004	1,754.00	1,578.50	1,688.50
04/01/2004	06/30/2004	1,826.00	1,575.00	1,698.50
07/01/2004	09/30/2004	1,823.00	1,647.00	1,823.00
10/01/2004	12/31/2004	1,964.00	1,748.00	1,964.00
01/01/2005	03/31/2005	2,031.50	1,809.00	1,973.00
04/01/2005	06/30/2005	1,991.00	1,694.00	1,716.00
07/01/2005	09/30/2005	1,909.00	1,675.00	1,857.00
10/01/2005	12/31/2005	2,289.00	1,831.00	2,285.00
01/01/2006	03/31/2006	2,634.00	2,267.00	2,512.50
04/01/2006	06/30/2006	3,275.00	2,397.50	2,550.50
07/01/2006	09/30/2006	2,614.00	2,367.50	2,572.00
10/01/2006	11/29/2006	2,845.00	2,480.00	2,652.00

Quarterly High, Low and Closing Price of Copper

		High Closing Price	Low Closing Price	Quarter-End Closing
Quarter-Start Date	Quarter-End Date	of Copper	of Copper	Price of Copper

01/01/2003	03/31/2003	$1,728.00	$1,544.50	$1,587.50
04/01/2003	06/30/2003	1,711.50	1,564.00	1,644.00
07/01/2003	09/30/2003	1,824.50	1,638.00	1,794.00
10/01/2003	12/31/2003	2,321.00	1,790.50	2,321.00
01/01/2004	03/31/2004	3,105.50	2,321.00	3,067.50
04/01/2004	06/30/2004	3,170.00	2,554.00	2,664.50
07/01/2004	09/30/2004	3,140.00	2,700.00	3,140.00
10/01/2004	12/31/2004	3,287.00	2,835.00	3,279.50
01/01/2005	03/31/2005	3,424.50	3,072.00	3,408.00
04/01/2005	06/30/2005	3,670.00	3,113.00	3,597.00
07/01/2005	09/30/2005	3,978.00	3,444.00	3,949.00
10/01/2005	12/31/2005	4,650.00	3,905.00	4,584.50
01/01/2006	03/31/2006	5,527.50	4,537.00	5,527.50
04/01/2006	06/30/2006	8,788.00	5,561.00	7,501.00
07/01/2006	09/30/2006	8,233.00	7,230.00	7,601.00
10/01/2006	11/29/2006	7,740.00	6,671.00	6,902.00

Quarterly High, Low and Closing Price of Nickel

		High Closing Price	Low Closing Price	Quarter-End Closing
Quarter-Start Date	Quarter-End Date	of Nickel	of Nickel	Price of Nickel

01/01/2003	03/31/2003	$9,105.00	$7,210.00	$7,940.00
04/01/2003	06/30/2003	9,550.00	7,710.00	8,395.00
07/01/2003	09/30/2003	10,325.00	8,330.00	10,220.00
10/01/2003	12/31/2003	16,670.00	10,250.00	16,650.00
01/01/2004	03/31/2004	17,770.00	12,200.00	13,885.00
04/01/2004	06/30/2004	15,330.00	10,530.00	14,990.00
07/01/2004	09/30/2004	15,980.00	12,050.00	15,100.00
10/01/2004	12/31/2004	16,595.00	12,685.00	15,205.00
01/01/2005	03/31/2005	16,565.00	14,035.00	16,250.00
04/01/2005	06/30/2005	17,750.00	14,520.00	14,700.00
07/01/2005	09/30/2005	15,600.00	13,410.00	13,600.00
10/01/2005	12/31/2005	14,120.00	11,500.00	13,380.00
01/01/2006	03/31/2006	15,340.00	13,505.00	15,340.00
04/01/2006	06/30/2006	23,100.00	15,600.00	22,275.00
07/01/2006	09/30/2006	34,750.00	22,690.00	31,500.00
10/01/2006	11/29/2006	34,580.00	29,995.00	33,050.00

Quarterly High, Low and Closing Price of Lead

		High Closing Price	Low Closing Price	Quarter-End Closing
Quarter-Start Date	Quarter-End Date	of Lead	of Lead	Price of Lead

01/01/2003	03/31/2003	$486.00	$428.00	$440.50
04/01/2003	06/30/2003	484.50	429.00	484.50
07/01/2003	09/30/2003	542.50	469.50	542.50
10/01/2003	12/31/2003	739.50	551.00	739.50
01/01/2004	03/31/2004	975.00	730.00	829.00
04/01/2004	06/30/2004	925.00	696.50	868.00
07/01/2004	09/30/2004	1,039.00	873.50	964.00
10/01/2004	12/31/2004	1,056.00	873.00	1,056.00
01/01/2005	03/31/2005	1,033.50	912.00	1,023.00
04/01/2005	06/30/2005	1,020.00	927.00	927.00
07/01/2005	09/30/2005	1,015.00	824.00	975.00
10/01/2005	12/31/2005	1,155.50	970.00	1,100.00
01/01/2006	03/31/2006	1,448.00	1,101.00	1,210.00
04/01/2006	06/30/2006	1,316.00	914.50	955.00
07/01/2006	09/30/2006	1,425.00	975.50	1,425.00
10/01/2006	11/29/2006	1,765.00	1,411.00	1,634.00